Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-279027

AMENDMENT NO. 1 DATED OCTOBER 3, 2024

To Amended and Restated Prospectus Supplement dated May 23, 2024

(To short form base shelf prospectus dated May 2, 2023)

Up to US$15,000,000.00

Common Shares

This Amendment No. 1 to Prospectus Supplement, or this “Amendment,” amends our amended and restated prospectus supplement dated May 23, 2024 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying short form base shelf prospectus dated May 2, 2023 (the “Prospectus”) and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

This Amendment is being filed to reflect that Solarbank Corporation (the “Company”) has entered into an amended and restated equity distribution agreement dated October 3, 2024 (the “Distribution Agreement”) with Research Capital Corporation (“RCC”), Research Capital USA Inc. (“RC US”) and H.C. Wainwright & Co., LLC (“Wainwright” and, together with RC US, the “U.S. Agents” and, the U.S. Agents together with RCC, the “Agents”) to add Wainwright as a sales agent effective as of the date hereof. Accordingly, each reference to the term “Agents” in the Prospectus Supplement is hereby amended to refer to include Wainwright.

Pursuant to the Distribution Agreement, the Company may distribute up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in (the “Offering”) from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. The Offering is being made concurrently in each of the provinces of Canada under the terms of the Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-279027), filed with the SEC under the U.S. Securities Act of 1933, as amended, of which the Prospectus Supplement forms a part. The Distribution Agreement supersedes and replaces the amended and restated equity distribution agreement dated May 23, 2024 among the Company, the RCC and RC US (the “Prior Agreement”) and the foregoing disclosure supersedes and replaces the disclosure regarding the Prior Agreement in the Prospectus Supplement.

Further sales of Offered Shares, if any, under the Prospectus Supplement and this Amendment will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, involving sales made directly on Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. Wainwright is not a registered investment dealer in any Canadian jurisdiction and, accordingly, Wainwright may only offer Offered Shares in the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Agents will only sell Offered Shares on marketplaces in Canada and the United States. See “Plan of Distribution” in the Prospectus Supplement.

SolarBank will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”) in an amount equal to up to 3.0% of the gross sales price per Offered Share sold. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement and the expenses of the Agents that the Company will reimburse under the terms of the Distribution Agreement, will be approximately $300,000 (which includes expenses incurred by the Company under the Prior Agreement). See “Plan of Distribution” in the Prospectus Supplement. The Company’s common stock is listed on the Nasdaq Stock Market under the symbol “SUUN.”

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE S-14 OF THE PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS SUPPLEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus Supplement or this Amendment. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is October 3, 2024.